NO ACT

PE
12-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10010675

February 26, 2010

Received SEC
FEB 26 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-26-2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 21, 2009

Dear Mr. Gerber:

This is in response to your letters dated December 21, 2009 and January 25, 2010 concerning the shareholder proposal submitted to Bank of America by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

February 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 21, 2009

The proposal urges the Compensation and Benefits Committee to make changes to the Executive Incentive Compensation Plan as applied to named executive officers and the 100 most highly-compensated employees.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). We note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. In addition, in our view, the proposal does not focus on the relationship between the company's compensation practices and excessive risk-taking. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 25, 2010

Rule 14a-8

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

By letter dated December 21, 2009 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Proponent") from its proxy materials for the 2010 Annual Meeting for the reasons set forth therein. In response to the Initial Letter, the Proponent submitted a letter (the "AFSCME Letter") dated January 20, 2010 to the Division indicating its view that the Proposal may not be omitted from the proxy materials for the 2010 Annual Meeting. The AFSCME Letter is attached hereto as **Exhibit A**. For ease of reference, this response follows the order of the discussion in the AFSCME Letter.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2010 Annual Meeting. This letter is intended to supplement, but does not replace, the Initial Letter. While we believe the arguments set forth in the Initial Letter meet the necessary burden of proof to support the exclusion of the Proposal as provided therein, the Corporation would like to clarify several matters raised in the AFSCME Letter. A copy of this letter is also being sent to the Proponent.

DISCUSSION

Rule 14a-8(i)(7)--The Proposal does not raise a significant policy issue.

The Proponent argues that the Proposal deals with a significant social policy issue, making exclusion under Rule 14a-8(i)(7) inappropriate. The Corporation believes that because the Proposal relates to compensation of the Corporation's 100 most highly compensated employees, the vast majority of whom are non-executives, the Proposal relates to a matter of ordinary business pursuant to the clear precedent established by the Division. Recitals of this precedent may be found in the Initial Letter. For over fifteen years, the Division has consistently held that matters relating to non-executive compensation are matters of ordinary business that may be excluded under Rule 14-8(i)(7). To broaden the scope of the social policy exception granted to senior executive compensation to encompass rank and file, non-executive employee compensation would serve as a major deviation from this precedent. Most of the 100 highest compensated employees are individuals being paid based on their individual performance; they are not setting policy for the Corporation.

The Corporation does not believe that there is sufficient cause to extend the scope of the social policy exception for executive compensation by reaching down the corporate ladder to the compensation of approximately 100 non-executives. If the scope of the social policy exception were expanded to reach non-policy making employees, as suggested by the Proponent, how far would the such a new policy reach, 200, 500, 1,000 non-executive employees? Using the logic of the Proponent, there would be no limit to the size of the exception - any employee at any level would be covered.

Further, in citing the new Securities and Exchange Commission ("Commission") rules surrounding executive compensation, the Proponent incorrectly characterizes the nature of these rules. The newly adopted rules affect compensation programs and policies - not the specific compensation paid to individuals and non-executive employees. The Commission has not stated that the compensation of any particular (non-executive) individual is important, but rather the risks presented by a company's overall compensation program are what matters. The Proponent seeks to control the compensation of over 100 individuals, most of whom are non-executives. The Proposal is not related to Corporation's compensation programs and policies.

Further, limiting the scope of application of the social policy exception sought by the Proponent to "financial firm[s]" would set new precedent. The Division has historically applied social policy exceptions across the board. While a social policy exception may be more relevant to or impact one particular industry more than another, the Corporation is not aware of the Division ever limiting application of a social policy exception to a particular industry. The Proponent even acknowledges that the scope of its Proposal may not be applicable to all financial institutions, stating that "hamstringing management in paying lower-level employees might conceivably be relevant" at small financial firms. By the Proponent's own admission, the public policy exception sought may not be appropriate for smaller financial institutions. If that is the case, the social policy exception sought would apply not only to an individual industry but also to only a subset of that industry. As discussed above, we do not believe that it would be appropriate for the Division to alter its longstanding precedent by adopting a social policy exception that is applicable to only a subset of a single industry.

The Corporation recognizes that the rules and regulations surrounding executive compensation, pertaining to both executives and non-executives, are continually evolving. To the extent that additional disclosure is warranted, the Corporation respectfully suggests that it is best dealt with through the rule-making process, rather than through the adoption of an extremely limited and industry specific social policy exception to Rule 14a-8(i)(7) that may not be appropriate for even a single industry.

Rule 14a-8(i)(6) --The Proposal cannot be implemented by the Corporation.

The Proponent claims that the Corporation has the "power to implement the Proposal's requested changes" to the Executive Incentive Compensation Plan (the "EICP") "as that plan applies to the number of eligible employees." However, the Proposal, as drafted, does not request an amendment to the EICP as it applies to currently "covered associates," which is defined by the EICP as key associates who are anticipated to be subject to the 162(m) deduction limit and other key associates as determined by the Compensation and Benefits Committee and designated by April 1 of the given year. Rather, the Proposal requests an amendment "as applied to named executive officers and the 100 most highly-compensated employees." Had the Proponent desired that the amendments sought by the Proposal apply to the current class of EICP covered employees, the Proposal should have been so drafted. Although the Proponent states that it "was not aware of the precise number of employees eligible to participate in the EICP," the EICP has been publicly filed with the Commission and is available for review by the Corporation's stockholders.

As discussed in the Initial Letter, the Division has clearly stated that proposals should be drafted with precision. As a seasoned stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not afforded any concessions due to imprecise wording of the Proposal. Despite the Proponent's willingness to accept application to those employees currently covered by the EICP to save its flawed Proposal, the Corporation cannot implement the Proposal, as drafted, as the EICP does not cover the Corporation's 100 most highly-compensated employees.

As explained below, were the Corporation to present the Proposal, as drafted, it would be false and misleading given the fact that only a small number of the Corporation's 100 most highly compensated employees are covered by the EICP.

Rule 14a-8(i)(3) -- The Proposal is false and misleading.

The Proponent asserts that "[a] reasonable shareholder . . . would likely conclude that the [Proponent] did not intend for the requested changes to apply to employees below the top 100, not as an assertion that all 100 employees were eligible to participate in the EICP." The Corporation strongly disagrees. The language "as applied to named executive officers and the 100 most highly-compensated employees" is clear on its face. A clear assumption based on the language of the Proposal would be that the EICP covers a large number of employees and that the named executive officers and 100 most highly-compensated employees are only a subset of that number. Any other reading would be disingenuous. As explained in the Initial Letter and above, the number of associates covered by the EICP varies each year but has historically remained ten or less. There is little doubt that the verbiage regarding the "100 most highly-compensated employees" will confuse and mislead stockholders who, like the Proponent, may not be fully versed in the scope and nature of the EICP. The fact that the Proponent "accepts that the requested amendments will not result in changes affecting those employees not covered by the EICP" does not make Proposal less misleading; in fact, it highlights the exact concerns raised by the Corporation in the Initial Letter. When stockholders are asked to vote on the Proposal, they will have no idea that they will also be required to accept "that the requested amendments will not result in changes affecting those employees not covered by the EICP" (i.e., the Proposal will not in fact affect the 100 most highly-compensated employees).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

HUNTON& WILLIAMS

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Charles Jurgonis

EXHIBIT A

See attached.

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 20, 2010

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Bank of America Corporation for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Bank of America Corporation ("Bank of America" or the "Company") a stockholder proposal (the "Proposal") asking Bank of America to amend the Executive Incentive Compensation Plan ("EICP") to provide for a delay in the payment of bonuses to the 100 most highly compensated employees for a period of three years (the "Deferral Period"), and for an adjustment of the amount of those bonuses based on the quality and sustainability over that three-year period of the performance metrics on which the bonuses were based (the "Financial Metrics").

In a letter dated December 21, 2009, Bank of America stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of stockholders. Bank of America argued that it is entitled to exclude the Proposal pursuant to (a) Rule 14a-8(i)(7), as relating to the Company's ordinary business operations, (b) Rule 14a-8(i)(6), as beyond the Company's power to implement, and (c) Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading in violation of the Commission's Rule 14a-9. Because Bank of America has not met its burden of proving that it is entitled to rely on any of those three exclusions, the Plan respectfully urges that its request for relief should be denied.

<u>The Proposal Deals with a Significant Social Policy Issue, Making Exclusion on Ordinary Business Grounds Inappropriate</u>

Rule 14a-8(i)(7) and its predecessor Rule 14a-8(c)(7) allow a company to omit a

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to prevent shareholders from interfering in tasks that are fundamental to the day-to-day management of the business and to avoid micro-management by shareholders. However, proposals dealing with mundane matters but focusing on "significant social policy issues" are not excludable. (Exchange Act Release No. 40,018 (May 21, 1998))

Until 1992, the Staff considered all compensation matters to be part of the day-to-day business of companies, and accordingly allowed proposals dealing even with top executive compensation to be excluded on this basis. In that year, the Staff reversed its position, stating that the "widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition of these issues" placed senior executive compensation outside the ambit of ordinary business. (See Eastman Kodak (publicly available Feb. 13, 1992) and International Business Machines Corp. (publicly available Feb. 13, 1992))

The Plan concedes that the Proposal is not limited to senior executive compensation, as Bank of America asserts. As evidenced by the Proposal's supporting statement, the Plan intends for the Proposal's operation to extend beyond the handful of top executives because the Plan believes that the role of incentives for other highly-compensated employees of financial firms is no less important—in fact, in some cases, they may be more important—than the incentives given to senior executives. Given the key role employee incentives played in creating the financial crisis, proposals dealing with those incentives at financial firms involve a "significant social policy issue" and thus are not excludable on ordinary business grounds.
Incentives provided to financial firm employees, and not just top executives, have been the subject of an enormous amount of attention from legislators and regulators since the onset of the financial crisis. The Commission's own recently-adopted amendments to the proxy disclosure rules recognize the importance of compensation policies below the top executive level. As SEC Chairman Mary Schapiro described these amendments earlier this month before the Financial Crisis Inquiry Commission, they "require companies to disclose their compensation policies and practices for all employees (not just executives) if these policies and practices create risks that are reasonably likely to have a material adverse effect on the company."

She explained the context in which the Commission adopted these amendments: "Another lesson learned from the crisis is that there can be a direct relationship between compensation arrangements and corporate risk taking. Many major financial institutions created asymmetric compensation packages that paid employees enormous sums for short-term success, even if these same decisions result in significant long-term losses or failure for investors and taxpayers. (See Testimony of SEC Chairman Mary L. Schapiro Before the Financial Crisis Inquiry Commission, Jan. 14, 2010 (available at http://www.fcic.gov/hearings/#jan13-1))

A provision of the 2009 economic stimulus bill capped bonuses paid at bailed-out firms to one-third of total annual pay. According to an article in the Wall Street Journal, the provision applied not "just to top executives but . . . reach[ed] into the ranks of highly paid traders and department heads." (Deborah Solomon & Mark Maremont, "Bankers Face Strict New Pay Cap," Wall Street Journal, Feb. 14, 2009)

Congress required that a special master, Kenneth Feinberg, approve the actual compensation paid to the 25 most highly compensated employees of the "TARP Seven"—the seven companies receiving the largest amount of TARP funds—and the compensation policies applicable to the next 75 most highly compensated employees of those firms, until the firms repaid the government. The depth of Mr. Feinberg's jurisdiction thus goes well beyond the senior executive ranks.

Comprehensive financial reform legislation recently passed by the House, the Wall Street Reform and Consumer Protection Act, contains provisions on compensation, including a shareholder advisory vote on executive compensation and a prohibition on compensation practices that promote excessive risk. House Financial Services Committee Chairman Barney Frank, announcing a hearing on the bill to be held on January 22, 2010, said that one of the topics he wanted to consider was broadening the shareholder advisory vote beyond top executive pay to address the "overall amount" of compensation at financial firms. (See Press Release dated Jan. 13, 2010, "Frank Announces Hearing on Compensation" (available at http://www.house.gov/apps/list/press/financialsvcs_dem/press_01132010.shtml))

Congress has held numerous hearings on the role of compensation and incentives in causing the financial crisis. Examples include:

- The House Committee on Financial Services

  ✓ "Compensation Structure and Systemic Risk," June 11, 2009 (all testimony available at http://www.house.gov/apps/list/hearing/financialsvcs_dem/hrfc_061109.shtml)

    o Federal Reserve General Counsel Scott Alvarez testified that "As the events of the past 18 months demonstrate, compensation practices throughout a firm can incent even non-executive employees, either individually or as a group, to undertake imprudent risks that can significantly and adversely affect the risk profile of the firm." (Alvarez Testimony at 1)

  ✓ "Compensation in the Financial Industry," to be held on January 22, 2010 (see above quote from Rep. Barney Frank regarding broadening shareholder supervision of compensation)

- The House Committee on Oversight and Government Reform, "Executive Compensation: How Much is Too Much?" October 28, 2009 (all testimony available at http://oversight.house.gov/index.php?option=com_content&task=view&id=4619&Itemid=2)

✓ Prof. William Black testified that the financial crisis resulted primarily from accounting control fraud facilitated, in part, by paying bonuses to lower-level employees such as loan officers. (Black Testimony at 9-10)

The Federal Reserve has issued a proposed Guidance on Sound Incentive Compensation Policies that would require banks under the Fed's supervision to (a) use incentive compensation policies that do not encourage employees to take excessive risks, (b) ensure that their risk management programs effectively monitor risk created by incentive compensation schemes, and (c) make banks' boards of directors responsible for putting in place appropriate compensation policies.

The Guidance would apply to three categories of employees, reaching much further down the organization than the senior executive level:

- Employees responsible for oversight of the organization's firm-wide activities or material business lines;
- Employees whose activities may expose the organization to "material amounts of risk" (such as traders with large position limits); and
- Groups of employees who are subject to similar incentive compensation arrangements and who, in the aggregate, may expose the organization to material amounts of risk, even if no individual employee is likely to do so (such as loan officers).

(See Federal Reserve System, Proposed Guidance on Sound Incentive Compensation Policies (Oct. 22, 2009) (available at http://edocket.access.gpo.gov/2009/pdf/E9-25766.pdf))

The media scrutiny and public outrage over financial firm pay has similarly focused beyond only pay to the very top executives. The $168 million in bonuses to employees of American International Group's Financial Products Group were not limited to top executives—the amount paid included bonuses for 73 employees of the group who received payouts of $1 million or more. Barney Frank, chairman of the House Financial Services Committee, said about that uproar: "I have never seen the public angrier about anything than when the stuff about the A.I.G. bonuses came out . . . I think the country snapped. . . . This was not like Vietnam or Iraq, where there was a split. Everyone was united on this." (Steven Brill, "What's a Bailed-Out Banker Really Worth?" The New York Times, Jan. 3, 2010)

Former Federal Reserve Chairman Paul Volcker, who has been speaking a great deal about the financial crisis from his perch as an outside advisor to the Obama Administration, has complained about "enormous compensation for traders, speculators, and finance executives," not just senior executives. (See Paul Volcker's Remarks to the Class of 2009, Union College, June 14, 2009 (available at http://www.union.edu/N/DS/edition_display.php?e=1528&s=8486))

Other compensation-related subjects the Staff has determined to be significant social policy issues did not generate anything close to the level of interest and engagement among legislators, regulators, the media and the public at large, as the amount and structure of the incentives provided to Wall Street traders and others whose actions contributed to the financial crisis and whose jobs empower them to expose their employers to large risks.

For example, in 2000 the Staff began declining to allow exclusion of proposals dealing with cash-balance pension plans, based on the widespread public debate generated by companies' conversions to these plans. (See Division of Corporation Finance's "Current Issues and Rulemaking Projects" dated July 25, 2000, section X.L.; International Business Machines Corporation (publicly available Feb. 16, 2000) (declining to allow exclusion of proposal asking companies to adopt a policy to provide all employees with the same retirement medical insurance pension choices and to require parity in benefits payable between a new cash-balance plan and the prior pension plan)) Similarly, in Staff Legal Bulletin 14A, the Staff announced that certain proposals dealing with shareholder approval of equity compensation plans would be considered to address significant social policy issues as a result of "widespread public debate." (Staff Legal Bulletin 14A, July 12, 2002) (available at http://www.sec.gov/interps/legal/cfslb14a.htm))

In sum, the amount of scrutiny, public debate, outrage and activity regarding financial firm compensation policies—and not just those applicable to the very top executives—leaves no doubt that they are a "significant social policy issue." Because the Proposal was not submitted at any very small financial firms—where Bank of America's concerns about hamstringing management in paying lower-level employees might conceivably be relevant—there is no danger of the Proposal micro-managing the rank-and-file workforce. Accordingly, Bank of America should not be permitted to omit the Proposal in reliance on the ordinary business exclusion.

The Proposal Is within Bank of America's Power and Authority to Implement

Bank of America argues that the Proposal is beyond its power to implement because the Proposal seeks an amendment to the EICP and the EICP does not cover the 100 most highly compensated employees referenced in the Proposal.

The Plan was not aware of the precise number of employees eligible to participate in the EICP, which appears to vary from time to time. To the extent the EICP covers fewer than 100 employees, the Plan accepts that the requested amendments will not result in changes affecting those employees not covered by the EICP. That fact does not mean, however, that Bank of America lacks the power to implement the Proposal's requested changes to the EICP as that plan applies to the number of eligible employees.

The Proposal Is not Materially False or Misleading

In a related argument, Bank of America contends that the Proposal is materially false or misleading because it implies that the 100 most highly-compensated employees are all covered by the EICP. The Plan does not believe that this reading is supported by the Proposal's plain language, which speaks of amending the EICP "as applied to" certain employees. A reasonable shareholder reading that language would likely conclude that the Plan did not intend for the requested changes to apply to employees below the top 100, not as an assertion that all 100 employees were eligible to participate in the EICP. .

To the extent the Staff believes that clarification would be useful, however, the Plan does not object to adding the following language to the end of the first paragraph of the resolved clause (before the numbered items): "(to the extent such employees are eligible to participate in the EICP)". The Plan would also consent to substituting "net income" for "ROE" in the supporting statement.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Andrew A. Gerber
Hunton & Williams
agerber@hunton.com
Fax # 704-378-4890

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 20, 2010

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Bank of America Corporation for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Bank of America Corporation ("Bank of America" or the "Company") a stockholder proposal (the "Proposal") asking Bank of America to amend the Executive Incentive Compensation Plan ("EICP") to provide for a delay in the payment of bonuses to the 100 most highly compensated employees for a period of three years (the "Deferral Period"), and for an adjustment of the amount of those bonuses based on the quality and sustainability over that three-year period of the performance metrics on which the bonuses were based (the "Financial Metrics").

In a letter dated December 21, 2009, Bank of America stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of stockholders. Bank of America argued that it is entitled to exclude the Proposal pursuant to (a) Rule 14a-8(i)(7), as relating to the Company's ordinary business operations, (b) Rule 14a-8(i)(6), as beyond the Company's power to implement, and (c) Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading in violation of the Commission's Rule 14a-9. Because Bank of America has not met its burden of proving that it is entitled to rely on any of those three exclusions, the Plan respectfully urges that its request for relief should be denied.

The Proposal Deals with a Significant Social Policy Issue, Making Exclusion on Ordinary Business Grounds Inappropriate

Rule 14a-8(i)(7) and its predecessor Rule 14a-8(c)(7) allow a company to omit a

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to prevent shareholders from interfering in tasks that are fundamental to the day-to-day management of the business and to avoid micro-management by shareholders. However, proposals dealing with mundane matters but focusing on "significant social policy issues" are not excludable. (Exchange Act Release No. 40,018 (May 21, 1998))

Until 1992, the Staff considered all compensation matters to be part of the day-to-day business of companies, and accordingly allowed proposals dealing even with top executive compensation to be excluded on this basis. In that year, the Staff reversed its position, stating that the "widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition of these issues" placed senior executive compensation outside the ambit of ordinary business. (See Eastman Kodak (publicly available Feb. 13, 1992) and International Business Machines Corp. (publicly available Feb. 13, 1992))

The Plan concedes that the Proposal is not limited to senior executive compensation, as Bank of America asserts. As evidenced by the Proposal's supporting statement, the Plan intends for the Proposal's operation to extend beyond the handful of top executives because the Plan believes that the role of incentives for other highly-compensated employees of financial firms is no less important—in fact, in some cases, they may be more important—than the incentives given to senior executives. Given the key role employee incentives played in creating the financial crisis, proposals dealing with those incentives at financial firms involve a "significant social policy issue" and thus are not excludable on ordinary business grounds.
Incentives provided to financial firm employees, and not just top executives, have been the subject of an enormous amount of attention from legislators and regulators since the onset of the financial crisis. The Commission's own recently-adopted amendments to the proxy disclosure rules recognize the importance of compensation policies below the top executive level. As SEC Chairman Mary Schapiro described these amendments earlier this month before the Financial Crisis Inquiry Commission, they "require companies to disclose their compensation policies and practices for all employees (not just executives) if these policies and practices create risks that are reasonably likely to have a material adverse effect on the company."

She explained the context in which the Commission adopted these amendments: "Another lesson learned from the crisis is that there can be a direct relationship between compensation arrangements and corporate risk taking. Many major financial institutions created asymmetric compensation packages that paid employees enormous sums for short-term success, even if these same decisions result in significant long-term losses or failure for investors and taxpayers. (See Testimony of SEC Chairman Mary L. Schapiro Before the Financial Crisis Inquiry Commission, Jan. 14, 2010 (available at http://www.fcic.gov/hearings/#jan13-1))

A provision of the 2009 economic stimulus bill capped bonuses paid at bailed-out firms to one-third of total annual pay. According to an article in the Wall Street Journal, the provision applied not "just to top executives but . . . reach[ed] into the ranks of highly paid traders and department heads." (Deborah Solomon & Mark Maremont, "Bankers Face Strict New Pay Cap," Wall Street Journal, Feb. 14, 2009)

Congress required that a special master, Kenneth Feinberg, approve the actual compensation paid to the 25 most highly compensated employees of the "TARP Seven"—the seven companies receiving the largest amount of TARP funds—and the compensation policies applicable to the next 75 most highly compensated employees of those firms, until the firms repaid the government. The depth of Mr. Feinberg's jurisdiction thus goes well beyond the senior executive ranks.

Comprehensive financial reform legislation recently passed by the House, the Wall Street Reform and Consumer Protection Act, contains provisions on compensation, including a shareholder advisory vote on executive compensation and a prohibition on compensation practices that promote excessive risk. House Financial Services Committee Chairman Barney Frank, announcing a hearing on the bill to be held on January 22, 2010, said that one of the topics he wanted to consider was broadening the shareholder advisory vote beyond top executive pay to address the "overall amount" of compensation at financial firms. (See Press Release dated Jan. 13, 2010, "Frank Announces Hearing on Compensation" (available at http://www.house.gov/apps/list/press/financialsvcs_dem/press_01132010.shtml))

Congress has held numerous hearings on the role of compensation and incentives in causing the financial crisis. Examples include:

- The House Committee on Financial Services

    ✓ "Compensation Structure and Systemic Risk," June 11, 2009 (all testimony available at http://www.house.gov/apps/list/hearing/financialsvcs_dem/hrfc_061109.shtml)

    - o Federal Reserve General Counsel Scott Alvarez testified that "As the events of the past 18 months demonstrate, compensation practices throughout a firm can incent even non-executive employees, either individually or as a group, to undertake imprudent risks that can significantly and adversely affect the risk profile of the firm." (Alvarez Testimony at 1)

    ✓ "Compensation in the Financial Industry," to be held on January 22, 2010 (see above quote from Rep. Barney Frank regarding broadening shareholder supervision of compensation)

- The House Committee on Oversight and Government Reform, "Executive Compensation: How Much is Too Much?" October 28, 2009 (all testimony available at http://oversight.house.gov/index.php?option=com_content&task=view&id=4619&Itemid=2)

✓ Prof. William Black testified that the financial crisis resulted primarily from accounting control fraud facilitated, in part, by paying bonuses to lower-level employees such as loan officers. (Black Testimony at 9-10)

The Federal Reserve has issued a proposed Guidance on Sound Incentive Compensation Policies that would require banks under the Fed's supervision to (a) use incentive compensation policies that do not encourage employees to take excessive risks, (b) ensure that their risk management programs effectively monitor risk created by incentive compensation schemes, and (c) make banks' boards of directors responsible for putting in place appropriate compensation policies.

The Guidance would apply to three categories of employees, reaching much further down the organization than the senior executive level:

- Employees responsible for oversight of the organization's firm-wide activities or material business lines;
- Employees whose activities may expose the organization to "material amounts of risk" (such as traders with large position limits); and
- Groups of employees who are subject to similar incentive compensation arrangements and who, in the aggregate, may expose the organization to material amounts of risk, even if no individual employee is likely to do so (such as loan officers).

(See Federal Reserve System, Proposed Guidance on Sound Incentive Compensation Policies (Oct. 22, 2009) (available at http://edocket.access.gpo.gov/2009/pdf/E9-25766.pdf))

The media scrutiny and public outrage over financial firm pay has similarly focused beyond only pay to the very top executives. The $168 million in bonuses to employees of American International Group's Financial Products Group were not limited to top executives—the amount paid included bonuses for 73 employees of the group who received payouts of $1 million or more. Barney Frank, chairman of the House Financial Services Committee, said about that uproar: "I have never seen the public angrier about anything than when the stuff about the A.I.G. bonuses came out . . . I think the country snapped. . . . This was not like Vietnam or Iraq, where there was a split. Everyone was united on this." (Steven Brill, "What's a Bailed-Out Banker Really Worth?" The New York Times, Jan. 3, 2010)

Former Federal Reserve Chairman Paul Volcker, who has been speaking a great deal about the financial crisis from his perch as an outside advisor to the Obama Administration, has complained about "enormous compensation for traders, speculators, and finance executives," not just senior executives. (See Paul Volcker's Remarks to the Class of 2009, Union College, June 14, 2009 (available at http://www.union.edu/N/DS/edition_display.php?e=1528&s=8486))

Other compensation-related subjects the Staff has determined to be significant social policy issues did not generate anything close to the level of interest and engagement among legislators, regulators, the media and the public at large, as the amount and structure of the incentives provided to Wall Street traders and others whose actions contributed to the financial crisis and whose jobs empower them to expose their employers to large risks.

For example, in 2000 the Staff began declining to allow exclusion of proposals dealing with cash-balance pension plans, based on the widespread public debate generated by companies' conversions to these plans. (See Division of Corporation Finance's "Current Issues and Rulemaking Projects" dated July 25, 2000, section X.L.; International Business Machines Corporation (publicly available Feb. 16, 2000) (declining to allow exclusion of proposal asking companies to adopt a policy to provide all employees with the same retirement medical insurance pension choices and to require parity in benefits payable between a new cash-balance plan and the prior pension plan)) Similarly, in Staff Legal Bulletin 14A, the Staff announced that certain proposals dealing with shareholder approval of equity compensation plans would be considered to address significant social policy issues as a result of "widespread public debate." (Staff Legal Bulletin 14A, July 12, 2002) (available at http://www.sec.gov/interps/legal/cfslb14a.htm))

In sum, the amount of scrutiny, public debate, outrage and activity regarding financial firm compensation policies—and not just those applicable to the very top executives—leaves no doubt that they are a "significant social policy issue." Because the Proposal was not submitted at any very small financial firms—where Bank of America's concerns about hamstringing management in paying lower-level employees might conceivably be relevant—there is no danger of the Proposal micro-managing the rank-and-file workforce. Accordingly, Bank of America should not be permitted to omit the Proposal in reliance on the ordinary business exclusion.

The Proposal Is within Bank of America's Power and Authority to Implement

Bank of America argues that the Proposal is beyond its power to implement because the Proposal seeks an amendment to the EICP and the EICP does not cover the 100 most highly compensated employees referenced in the Proposal.

The Plan was not aware of the precise number of employees eligible to participate in the EICP, which appears to vary from time to time. To the extent the EICP covers fewer than 100 employees, the Plan accepts that the requested amendments will not result in changes affecting those employees not covered by the EICP. That fact does not mean, however, that Bank of America lacks the power to implement the Proposal's requested changes to the EICP as that plan applies to the number of eligible employees.

<u>The Proposal Is not Materially False or Misleading</u>

In a related argument, Bank of America contends that the Proposal is materially false or misleading because it implies that the 100 most highly-compensated employees are all covered by the EICP. The Plan does not believe that this reading is supported by the Proposal's plain language, which speaks of amending the EICP "as applied to" certain employees. A reasonable shareholder reading that language would likely conclude that the Plan did not intend for the requested changes to apply to employees below the top 100, not as an assertion that all 100 employees were eligible to participate in the EICP. .

To the extent the Staff believes that clarification would be useful, however, the Plan does not object to adding the following language to the end of the first paragraph of the resolved clause (before the numbered items): "(to the extent such employees are eligible to participate in the EICP)". The Plan would also consent to substituting "net income" for "ROE" in the supporting statement.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Andrew A. Gerber
Hunton & Williams
agerber@hunton.com
Fax # 704-378-4890

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 21, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by American Federation of State, County & Municipal Employees ("AFSCME")

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 18, 2009 (the "Proposal") from AFSCME (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal urges the Compensation and Benefits Committee of the Corporation to amend the Corporation's Executive Incentive Compensation Plan ("EICP") "as applied to named executive officers and **the 100 most highly-compensated employees**" to:

1. Delay payment of awards under the EICP (a "Bonus") that are based on financial measurements (a "Financial Metric") "whose performance measurement period ("PMP") is one year or shorter . . . for a period of three years ("Deferral Period") following the end of the PMP";

2. "[D]evelop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance of the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus during and at the end of the Deferral Period"; and

3. Make the above adjustments by "focus[ing] on the quality and sustainability of the performance on the Financial Metric(s) during the Deferral Period."

(emphasis added)

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(6) and Rule 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The Proposal may be excluded under Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*").

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for stockholder oversight. *See 1998 Release*. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *Id.*

The Division has consistently found that proposals relating to employee compensation are matters relating to ordinary business that can be excluded under Rule 14a-8(i)(7). In addition, proposals that address both executive compensation and non-executive, or general employee, compensation have also been found to be excludable by the Division under Rule 14a-8(i)(7). *See Phillips Petroleum Co.* (March 13, 2002) (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that referenced "the Chairman and other officers" because the proposal was not clearly focused solely on executive compensation); *Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion of a proposal that provided for the reduction of salaries of "ALL officers and directors" by 50%); *Minnesota Mining and Manufacturing Co.* (March 4, 1999) ("*3M 1999*") (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that limited the yearly percentage increase of the "top 40 executives"). However, the Division has distinguished proposals relating solely to executive compensation, appropriately finding such proposals to be non-excludable under Rule 14a-8(i)(7). *See Baltimore Gas & Electric* (February 13, 1992); *Cracker Barrel* (October 13, 1992); *Potomac Electric Power Co.* (January 11, 1993); and *Black Hills Corp.* (February 13, 1992) (holding matters relating solely to senior executive compensation are not matters relating to ordinary business).

The Corporation believes that the Proposal should be excluded under Rule 14a-8(i)(7) as it relates to compensation generally. By covering the Corporation's 100 most highly compensated employees, the Proposal goes far beyond a matter of senior executive compensation. The Corporation's 100 most highly compensated employees include a significant number of non-executives, such as traders and investment bankers. These employees are by and large not compensated based on their rank and title within the Corporation but on individual performance. As such, the majority of the members of the Corporation's 100 highest paid employees change from year-to-year based on individual performance. Further, in its supporting statement, the Proponent confuses highly compensated employees with Corporation decision-makers, "[w]e think incentives matter not only for senior executives, **but also for other highly-compensated employees whose decisions can have a large impact on the company**." (emphasis added) As stated above, the vast majority of the Corporation's 100 most highly compensated employees are not policy makers; instead these employees are primarily non-executive employees that are paid under the Corporation's non-executive pay-for-performance programs (which generally reward company-wide, line of business and individual performance), not because of any policy making role that impacts the Corporation's overall direction. Therefore, the Proposal is fatally flawed as it extends beyond executive compensation.

The Division has previously found a proposal that was substantially similar in scope to be excludable under Rule 14a-8(i)(7). In *3M 1999*, the company was permitted to exclude a proposal that requested, in part, that "[t]he total compensation yearly percentage increase for the top 40 executives at [the corporation] be limited to no more than twenty-five percent higher than the yearly percentage increase for the average compensated employee of the [c]orporation," pursuant to Rule 14a-8(i)(7) as dealing with "general compensation matters." As the *3M 1999* proposal that related to "40 executives" was found excludable, so, too, should the Proposal that extends to 100 employees, the vast majority of whom are not "executives." The Proposal goes even further than the proposal in *3M 1999* by reaching not only 40 employees, but 100 employees and, as such, relates to ordinary business.

The Division has similarly allowed the exclusion of proposals under Rule 14a-8(i)(7) as relating to ordinary business where the proponent has not specifically and clearly limited its proposal to executive compensation. For instance, in *3M Co.* (March 6, 2008) ("*3M 2008*") a proposal addressing "high-level 3M employees" was excludable. Following *3M 2008*, the Division should find the Proposal excludable under Rule 14a-8(i)(7) as the Proposal does not merely seek to capture the named executive officers or "high-level" employees, but rather reaches through the Corporation to an additional 100 employees, the vast majority of whom are not Corporation executives and not involved in policy making decisions for the Corporation. Similarly, in *The Bank of New York Company, Inc.* (September 24, 2004) ("*BONY*"), the Division permitted exclusion of a proposal that sought to limit "the maximum salary of The Bank of New York 'employees' by $400,000" pursuant to Rule 14a-8(i)(7) as "relating to The Bank of New York's ordinary business operations (*i.e.*, general compensation matters)." As in *BONY*, the Proposal implicates a significant number of non-executive employees and should therefore also be found excludable under Rule 14a-8(i)(7). The

Division also found a proposal covering "the president, all levels of vice president, the CEO, CFO and all levels of top management" to be excludable under Rule 14a-8(i)(7) in *Alliant Energy Corp.* (February 4, 2004) ("*Alliant*"). As in *Alliant,* the Proposal captures the CEO and CFO by addressing the named executive officers, but the Proposal goes beyond "top management" in capturing highly compensated individuals that have no policy making role. As the group of individuals implicated in the Proposal is broader in scope than that involved in *Alliant*, which was found to be excludable under Rule 14a-8(i)(7), the Proposal should also be excludable as pertaining to ordinary business.

The Division further permitted the exclusion of the proposal in *Ascential Software Corp.* (April 4, 2003) ("*Ascential*") pursuant to Rule 14a-8(i)(7). In *Ascential*, the proposal referenced "top executives" and "key employee[s]," with "key employee" being defined under the company's compensation plan according to Internal Revenue Service regulations. In this case, the Division found that the proposal extended beyond "senior executives" and was therefore excludable. The Proposal is drafted with even less precision than the proposal in *Ascential* as it refers to "the 100 most highly-compensated employees," the overwhelming majority of whom are not executives and who have no policy making or management role that are included in this group solely based on performance-driven compensation. Consequently, the Division should find, as in *Ascential*, that the Proposal relates to a matter of ordinary business and may be excluded pursuant to Rule 14a-8(i)(7). In addition, the Division permitted exclusion of proposals in *Lucent Technologies* (October 2, 2003) ("*Lucent*"), where the proposal related to "limiting 'management' compensation," and *FPL Group Inc.* (February 3, 1997) ("*FPL*"), where the proposal addressed "middle and executive management." As the Proposal touches a large number of individuals who have no senior management function whatsoever, and is more imprecisely drafted than the proposals in *Lucent* and *FPL*, the Division should find the Proposal excludable pursuant to Rule 14a-8(i)(7) as relating to non-executive compensation. Further, allowing stockholders to determine the compensation of a company's 100 most highly compensated employees would serve as a significant and unwarranted deviation from the Division's long-standing and well-settled practice of permitting the inclusion of proposal relating to "executive" compensation.

In addition to the Division precedent regarding executive and non-executive compensation, the Commission's own rules clearly support the conclusion that the Proposal is related to non-executive employees and their compensation. Under Rule 3b-7 of the Exchange Act, the Commission defines an "executive officer" of a company to be its:

> president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.

The vast majority of the 100 most highly compensated employees of the Corporation are not "executive officers" as defined by Rule 3b-7 of the Exchange Act. The Proposal targets employees merely based on pay scale and not those with policy making authority. The amount of compensation paid to rank and file or non-executive employees under the Corporation's non-executive pay-for-performance programs is clearly a matter of ordinary business, as has always been the case under Rule 14a-8. Requiring inclusion of the Proposal would inappropriately alter the clear and well-established standard of who may constitute an "executive officer" both under Division precedent and Commission rules.

If the Division were to permit the inclusion of this Proposal, the Corporation also respectively queries whether consistent application would be possible. It is unclear how this expanded interpretation would apply to smaller public companies. Many of these public companies do not have 100 employees and others may not have many more than 100 employees. Such companies could be hand-tied by stockholders in setting compensation for entry-level and low-paying positions. The Corporation and other large public companies should not be penalized or subject to a separate set of interpretations of "executive officer" or "executive compensation" based solely on their size. Consequently, the Corporation believes that it is appropriate that the Division follow current precedent in finding senior executive compensation to relate to a company's highest ranking officers that set corporate policy, not to an additional 100 employees.

The Corporation also notes that while the Division has required the inclusion of a proposal that relates to the ordinary business operations of a company where certain social policy issues are raised, the Division has not found matters of non-executive compensation to serve as a social policy issue overriding a company's ability to exclude the proposal as a matter of ordinary business under Rule 14a-8(i)(7).

For the reasons stated above, the Corporation believes that the Proposal addresses "general compensation matters" as it is not limited to senior executives but applies to a large number of non-executive employees. Accordingly, the Corporation believes that the Proposal may be omitted from proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(7) as implicating the Corporation's ordinary business operations because it relates to the compensation of employees that are not executive officers. In addition, as the Proposal is clear on its face that the Proponent intends to cover general non-executive compensation, an opportunity to cure the defect would not be appropriate in this instance.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." Further, Rule 14a-8(i)(6) permits the omission of a proposal if it would require the company to take an action that it is unable to take because it lacks the power or authority to do so. See *Staff Legal Bulletin 14 (CF)* (July 13, 2001). The Division reminds stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority. *Id.*; *See generally International Business Machines Corp.* (January 14, 1992) (applying predecessor Rule 14a-8(c)(6)); *Schering-Plough Corp.* (March 27, 2008); *Bank of America Corporation* (February 26, 2008); *American Home Products Corp.* (February 3, 1997); and *American Electric Power Company, Inc.* (February 5, 1985).

The Proposal seeks to have the Compensation and Benefits Committee make certain changes to the EICP that would apply to the "named executive officers and the 100 most highly compensated employees." The Corporation lacks the power and authority to implement the Proposal because, contrary to the language of the Proposal, few, if any of the Corporation's 100 most highly compensated employees (that are not also named executive officers) are eligible to participate in the EICP.[1] The EICP applies to "covered associates," which is defined in the EICP as key associates who are anticipated to be subject to the 162(m) deduction limit and other key associates as determined by the Compensation and Benefits Committee and designated by April 1 of the given year. The stated purpose of the EICP is to provide fully deductible "performance-based compensation" under 162(m) to the Corporation's "senior executive officers".[2] Given that the

[1] The Corporation assumes that the Proponent is not requesting that the Compensation and Benefits Committee amend the EICP to *expand participation* in the EICP to include the 100 most highly compensated employees, but rather that the Proponent has assumed in error that such employees are already participating in the EICP. In any event, the EICP was approved by stockholders and the Corporation does not believe it could unilaterally change the participation eligibility provisions in a manner that would increase the number of eligible participants by more than ten-fold without further stockholder approval. If the Proposal is making such a request, it would be an additional basis for which the Proposal may be excluded under Rule 14a-8(i)(6) because the Corporation cannot control how stockholders vote or guarantee that stockholders would approve such an amendment to the EICP.

[2] Section 2 of the EICP, entitled "Purpose and Intent," states: "The Corporation established this Plan effective January 1, 1994 for the purpose of providing certain of its senior executive officers with annual incentive compensation based on the annual performance of the Corporation measured by objective corporate financial performance measures. . . . The intent of the Plan is to provide "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code."

162(m) deduction limits apply exclusively to a limited number of executive officers, the Compensation and Benefits Committee's practice has been to designate annually the individuals then serving as executive officers as the "covered associates" eligible to participate in the EICP for that year. Historically, the total number of eligible participants in this group has consisted of a very small group of approximately seven to ten associates. In fact, only seven people participated in the EICP in 2009, 2008 and 2007.

As noted, the Proposal calls for Compensation and Benefits Committee to make certain changes to the EICP that would be applied to the 100 most highly compensated employees. However, only a small number of persons participate annually in the EICP and few, if any of the Corporation's 100 most highly compensated employees (that are not also named executive officers) participate in the EICP. As a result, any changes that are made to the EICP will not (and cannot be made to) apply to the top 100 most highly compensated employees. Based on the foregoing, the Corporation lacks both the power and authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLB 14B*"). In SLB 14B, the Division stated that it may be appropriate for a company to determine to exclude or modify a statement in reliance on Rule 14a-8(i)(3) where (i) the company demonstrates objectively that a factual statement is materially false or misleading or (ii) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal. *Id.; See generally, SunTrust Banks, Inc.* (December 31, 2008); *Wendy's International. Inc.* (February 24, 2006); and *Philadelphia Electric Co.* (July 30, 1992).

The Division has clearly stated that a proposal should be drafted with precision. See *Staff Legal Bulletin 14* ("*SLB 14*") and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, *Shareholder Proposals. What to Expect in the 2002 Proxy Season*," the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing *SLB 14*. The Associate Director stated, "you really need to read the exact wording of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [*SLB 14*]." Question B.6 of SLB 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a seasoned stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.

The discussion in Section 2 above is incorporated herein by reference. The primary premise of the Proposal is that the 100 most highly compensated employees should be subject to the proposed changes to the EICP set forth in the Proposal. However, as discussed above, the vast majority of these employees do not participate in the EICP. Thus, the Proposal is false and misleading on its face in that it supposes if the Proposal is approved, the 100 most highly compensated employees will be subject to EICP changes set forth in the Proposal. As the Proposal is factually incorrect, stockholders seeking to address compensation of the 100 most highly compensated employees (which is a matter of ordinary business in any event) would not be able to do so by voting for the Proposal. The inclusion of the Proposal would require inclusion of language that is materially false and misleading and cannot therefore, be clearly presented.

The Proponent has attempted to use savings language at the end of the Proposal to state that the changes "should not violate . . . the terms of any compensation or benefit plan currently in effect." However, the Proposal has not been drafted with precision and this language cannot cure the false premise underlying the Proposal. The Proposal is fatally flawed not because it would necessarily violate the EICP (absent such savings language), but because one of the two target groups of the Proposal (i.e., the 100 most highly compensated employees) do not generally participate in the EICP.

In addition, in the supporting statement, the Proponent materially misstates the EICP's design. The Proponent states, "The EICP is based on ROE for the fiscal year." Instead, the stockholder-approved formula in the EICP, which is a publicly disclosed document and fully described in the Corporation's annual proxy statement, is based on the Corporation's net income, not ROE.[3] Accordingly, this statement is incorrect on its face.

Based on the foregoing, we believe that the Corporation has adequately demonstrated that the Proposal and supporting statement are false and misleading and that they include statements that are

---

[3] The stockholder-approved formula authorizes a maximum deductible incentive award each year for each covered executive equal to 0.20% of the Corporation's net income for the year.

HUNTON & WILLIAMS

incorrect on their face and/or are irrelevant and inapplicable to the Corporation and the EICP. Accordingly, the Corporation believes that the Proposal is false and misleading and may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Charles Jurgonis, Plan Secretary of AFSCME

EXHIBIT A

See attached.

AFSCME
We Make America Happen

OFFICE OF THE
NOV 18 2009
CORPORATE SECRETARY

American Federation of State, County & Municipal Employees
Office of Corporate Governance and Public Pension Programs
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 18, 2009

To: Alice A. Heard, Deputy General Counsel and Corporate Secretary, Bank of America
(704) 386-6699

From: Richard Ferlauto

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You

AFSCME
We Make America Happen

OFFICE OF THE
NOV 18 2009
CORPORATE SECRETARY

EMPLOYEES PENSION PLAN

November 18, 2009

VIA OVERNIGHT MAIL and FAX (704) 386-9330
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255
Attention: Alice A. Herald, Deputy General Counsel and Corporate Secretary

Dear Ms. Herald:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2009 proxy statement of Bank of America Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 98,316 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

RESOLVED that stockholders of Bank of America Corporation ("Bank of America") urge the Compensation and Benefits Committee (the "Committee") to make the following changes to the Executive Incentive Compensation Plan ("EICP") as applied to named executive officers and the 100 most highly-compensated employees:

1. An award under the EICP (a "Bonus") that is based on financial measurements (a "Financial Metric") whose performance measurement period ("PMP") is one year or shorter shall not be paid in full for a period of three years ("Deferral Period") following the end of the PMP;
2. The Committee shall develop a methodology for (a) determining what proportion of a Bonus should be paid immediately, (b) adjusting the remainder of the Bonus over the Deferral Period to reflect performance on the Financial Metric(s) during the Deferral Period and (c) paying out the remainder of the Bonus during and at the end of the Deferral Period; and
3. The adjustment(s) described above should not require achievement of new performance goals but should focus on the quality and sustainability of the performance on the Financial Metric(s) during the Deferral Period.

The changes should not violate any existing contractual obligation of Bank of America or the terms of any compensation or benefit plan currently in effect and should not have the effect of reducing amounts already awarded or earned.

SUPPORTING STATEMENT

As long-term stockholders, we are concerned that short-term incentive plans can encourage employees to manage for the short term and take on excessive risk. The EICP is based upon ROE for the fiscal year. The current financial crisis illustrates what can happen when key employees are rewarded without any effort to ensure that short-term performance is sustainable.

We think incentives matter not only for senior executives, but also for other highly-compensated employees whose decisions can have a large impact on the company. Our focus on the 100 most highly-compensated employees is based on the Treasury Department's requirement that companies receiving "exceptional financial assistance" seek approval for the compensation structures of executive officers and the 100 most highly-compensated employees.

This proposal urges that the EICP be changed to encourage a longer-term orientation. The proposal asks that the Committee develop a system for holding back some portion of each bonus based on short-term financial metrics for three years and adjusting the unpaid portion to account for performance during that period. The Committee would have discretion to set the terms and mechanics of this process.

A bonus deferral system is gaining significant support internationally. In September 2009, the G-20 endorsed the Principles for Sound Compensation Practices, which recommend that a substantial portion of variable compensation be deferred over a period of at least three years.

France already requires that at least 50% of bankers' bonuses be deferred for three years. The U.K.'s Financial Services Authority has adopted a remuneration code mandates that two-thirds of senior employees' bonuses be deferred over three years.

We urge support FOR this proposal.

AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 18, 2009

<u>VIA OVERNIGHT MAIL and FAX (704) 386-9330</u>
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255
Attention: Alice A. Herald, Deputy General Counsel and Corporate Secretary

Dear Ms. Herald:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

STATE STREET.

Timothy Stone
Assistant Vice President
Specialized Trust Services

STATE STREET BANK
200 Newport Avenue - JQ57
N. Quincy, MA 02171

Telephone: 617-[illegible]-9609
Facsimile: 617-769-6695
tstone@statestreet.com

November 17, 2009

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Bank of America (cusip 060505104)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for 98,316 shares of Bank of America common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Bank of America stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Timothy Stone